Exhibit 10.22
[Multifoods Letterhead]


STRICTLY PERSONAL


August 31, 1994



Mr. John E. Sampson
Vice President - Corporate Planning and Development

Dear John:

This will confirm the verbal discussions you and Tony Luiso and I have had regarding your continued employment with Multifoods. Please interpret this letter as a letter of understanding rather than a commitment since it needs to be reviewed by Tony when he returns from vacation.

Your position as of September 16, 1994, will be Vice President, Corporate Planning and Development, reporting directly to Tony Luiso. In this reporting capacity, you will have the corporate responsibility for strategic planning, including merger and acquisition activity. You will also have the responsibility for the investment banking relationships relating to the M & A activity. In this regard, however, since we are trying to foster a strong team atmosphere, it is important to understand that while you have the primary relationship with the investment bankers, other corporate officers such as Frank Bonvino, Duncan Cocroft and myself will also need to be appropriately involved in discussions with the investment bankers.

You asked for a second clarification on the level of involvement you will have in quarterly reviews, board meetings, etc. It will obviously be at the same level as Frank, Duncan and myself. Tony wants the key officers involved in quarterly reviews; however, it is important that participation from the corporate staff be kept at a reasonable level and all corporate officers cannot attend all quarterly reviews. Dennis Brown will continue to report to you and will maintain his responsibility for Purchasing and Transportation. This function will be under your direction and will be transferred from Jay Johnson concurrent with the announcement on September 16.

As appropriate, you will also have access to Kim Erickson and/or Tony Brausen who we agreed should have some exposure to the planning activities of the corporation.

As a senior corporate officer reporting to Tony, your bonus entitlement at target level will be 50% with a threshold at 15% and a maximum of 70%. Your compensation is under review and while you are paid high in the range based on market data, we will propose an increase to the Compensation Committee at the September or December meeting. We will also propose stock option grants to the committee in September or December at the same level which would be granted to other executive officers. John, you should be aware, however, that no executive officer this year has received a salary increase or a stock option grant.

Since we were prepared to provide one year's compensation and a transition period to age 55 as of August 1, 1994, we will maintain this commitment for a 24-month period with a 3-month notification period on your part. We expect, however, that under normal operating circumstances this would not be an election that you would make. However, it is being maintained since we were prepared to offer this arrangement to you at this time and it represents no additional cost to the company.

Finally, we know you have made commitments to other clients under the assumption you were leaving Multifoods and we understand that you must complete these commitments which would require no more than two or three days a month. We support this, however, only under the condition that there is no conflict of interest.

The above is meant to provide clarification to the question you raised as to your status in the position reporting directly to Tony. While I have discussed some aspects of this arrangement with Tony, there are other aspects to confirm; and I understand you will have this discussion with Tony on Tuesday morning, September 6.

I believe the above represents all the items which we discussed.

Sincerely,

/s/ Robert F. Maddocks

Robert F. Maddocks
Vice President, Human Resources


RFD:rg
cc:  A. Luiso